

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 15, 2009

Mr. Dave Marver
Chief Executive Officer
Cardiac Science Corporation
3303 Monte Villa Parkway
Bothell, WA 98021

> **Re:** **Cardiac Science Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-51512**

Dear Mr. Marver:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief